Mail Stop 3561

July 18, 2007

By Facsimile and U.S. Mail

Mr. Christopher H. Atayan
Chief Executive Officer
AMCON Distributing Company
7405 Irvington Road
Omaha, Nebraska   68122

      Re: AMCON Distributing Company
              Form 10-K for the Fiscal Year Ended September 30, 2006
              Filed December 29, 2006
              File No. 1-15589

Dear Mr. Atayan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief